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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           ________________________

                                   FORM 8-B
            REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS
 FILED PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                           ________________________

                             SHERIDAN ENERGY, INC.
            (Exact name of registrant as specified in its charter)

                           ________________________

           DELAWARE                                        76-050766A

  (State or other Jurisdiction                           (I.R.S. Employer
of incorporation or organization)                       Identification No.)

222 PENNBRIGHT, SUITE 200
    HOUSTON, TEXAS                                            77090

(Address of principal                                       (Zip Code)
 executive offices)

                           ________________________

       Securities to be registered pursuant to Section 12(b) of the Act:

      Title of class                                 Name of each exchange
   to be so registered                                on which each class
                                                      is to be registered

          N/A                                                 N/A

                           ________________________

       Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON STOCK, $.01 PAR VALUE
                                (Title of Class

                           ________________________
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ITEM 1.  GENERAL INFORMATION.

         Sheridan Energy, Inc. (the "Registrant") was incorporated as a corporation under the laws of the State of Delaware on June 27, 1996. Its fiscal year ends on December 31.

ITEM 2.  TRANSACTION OF SUCCESSION.

         At the time of succession, TGX Corporation, the predecessor of the Registrant, had securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

         The Registrant is the successor of TGX Corporation pursuant to a merger on June 12, 1997 of TGX Corporation with and into the Registrant with the Registrant continuing as the surviving corporation. Under the agreement of merger, each outstanding share of Series A Senior Preferred Stock, $1 par value per share, of TGX Corporation was converted into and became a right to receive one-half share of the common stock, $.01 par value per share, of the Registrant. All other capital stock of TGX Corporation, including its common stock, $.01 par value per share, was automatically cancelled upon consummation of the merger.

ITEM 3.  SECURITIES TO BE REGISTERED.

         The Registrant is currently authorized to issue 20,000,000 shares of its common stock registered pursuant hereto. Of that number, 4,394,285 are currently issued and none are held by or for the account of the Registrant.

ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The description of the Registrant's securities to be registered hereby is incorporated by reference to Sheridan Energy, Inc. Form S-4 Registration Statement File No. 333-10729 filed with the Securities And Exchange Commission.

ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS.

         (a)  Financial Statements

         The capital structure and balance sheet of the Registrant immediately after the succession were substantially the same as those of TGX Corporation and thus, in accordance with the Instructions as to Financial Statements, no financial statements need be filed.

         (b)  Exhibits

              Exhibit 1. Agreement of Merger: See Appendix "A" to Exhibit 2 below.

              Exhibit 2. Proxy Statement/Prospectus (incorporated by reference to Sheridan Energy, Inc.'s Form S-4 Registration Statement File No. 333-10729 and all amendments thereto filed with the Securities and Exchange Commission.

              Exhibit 3(2).  Agreement of Merger.  See Exhibit 1 above.

              Exhibit 3(3)(i). Certificate of Incorporation: See Appendix "B" to Exhibit 2.

              Exhibit 3(3)(ii).  Bylaws:  See Appendix "C" to Exhibit 2.

              Exhibit 3(4). Specimen Certificate representing shares of Common Stock (filed herewith).

              Exhibit 3(10)(a).  Sheridan Energy Inc.'s 1997 Flexible Incentive
              Plan:  See Appendix "F" to Exhibit 2 above.

              Exhibit 3(10)(c). Purchase and Sale Agreement between TGX Corporation and Belden and Blake Corporation dated as of December 17, 1993 (Incorporated by reference to Exhibit C of TGX Corporation's Form 8-K dated January 14, 1994, File No. 0-10201).
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        Exhibit 3(10)(d). Amended and Restated Credit Agreement between TGX
        Corporation and Bank One, Texas N.A. dated as of July 13, 1994 (Incorporated by reference to Exhibit 10.4 of TGX Corporation's report on Form 8-K dated July 13, 1994).

        Exhibit 3(10)(e). First Amendment to Second Amended and Restated Credit Agreement dated as of December 31, 1995. (Incorporated by reference to Exhibit 10.23 of TGX Corporation's Annual Report on Form 10-KSB for the year ended December 31, 1995, File No. 0-10201).

        Exhibit 3(10)(f). Third Amendment to Amended and Restated Credit Agreement between TGX Corporation and Bank One, Texas N.A. effective as of October 1, 1996 (Incorporated by reference to Exhibit 10.27 of TGX Corporation Report on Form 10-KSB for the year ended December 31, 1996, File No. 0-10201).


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                                   SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this application for registration (or registration statement) to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                SHERIDAN ENERGY, INC.


Date: June 12, 1997                             By: /s/ Michael A. Gerlich
      ----------------------                       ---------------------------
                                                        Michael A. Gerlich,
                                                        President